FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number: 000-30850

Valcent Products Inc. (Translation of registrant's name into English) 789 West Pender Street, Suite 1010 Vancouver, B.C., Canada V6C 1H2 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valcent Products Inc.

Date: August 14, 2008	By:	/s/ George Orr
Name: George Orr
Title: Chief Financial Officer and Director

Index to Exhibits

Exhibit	Description
31.1	Form 52-109F1 Certification of Annual Filings from Chief Executive Officer

31.2	Form 52-109F1 Certification of Annual Filings from Chief Financial Officer

99.1	The audited consolidated financial statements of Valcent Products Inc. (a development stage company) as of March 31, 2008 and 2007.

99.2	Management Discussion and Analysis as of August 6, 2008.